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APR 19 2021

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21004591

PART III

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SEC FILE NUMBER
8-51849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/20**___ AND ENDING___**12/31/20**___
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NYPPEX, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BETHESDA METRO CENTER, SUITE 700

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

BETHESDA	**MD**	**20814**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOUIS A ALMERINI   908-231-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY

(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD OLATHE		**KANSAS**	**66062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

APR 2 2 2021

RECEIVED

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __MICHAEL SCHUNK_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__NYPPEX, LLC_____ , as

of ___DECEMBER 31_____, 20_20____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
Notary Public   Signature

                                         CHIEF COMPLIANCE OFFICER
                                         _____
                                                    Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NYPPEX, LLC
STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2020
TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of NYPPEX, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NYPPEX, LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NYPPEX, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NYPPEX, LLC's management. Our responsibility is to express an opinion on NYPPEX, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NYPPEX, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NYPPEX, LLC's auditor since 2021.

Olathe, Kansas
April 14, 2021

NYPPEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 91,477
Accounts receivable	90,956
Receivable from broker	13,664
Investments	182,711
Other assets	1,654
TOTAL ASSETS	**$ 380,462**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$ 17,761
Due to related parties	17,269
TOTAL LIABILITIES	35,030
MEMBER'S EQUITY	345,432
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 380,462

The accompanying notes are an integral part of this financial statement.

NYPPEX, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

1. Organization and Nature of Business

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly owned subsidiary of NYPPEX Holdings, LLC ("Holdings").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g., buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers Include general partners, corporations, institutions, financial services firms, and high net worth private clients.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP') which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Purchases and sales of securities are recorded on a trade date basis. Commissions are also recorded on a trade date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date), Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NYPPEX, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

Level 3 – Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant lo the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

As of December 31, 2020, the Company owned Level 3 assets consisting of warrants issued by a privately owned company.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured. Private securities revenues are earned when performance obligations have been met and the Company has fulfilled the terms of the agreement.

Leases

The Company is party to an agreement pursuant to which it has the use of office space in Bethesda, MD, and its parent is party to an agreement pursuant to which it occupies office space in Greenwich, CT. The Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company monthly based upon occupancy. The Company does not possess control over the terms of the Parent's office agreement. Management has evaluated the terms of both office agreements in the context of FASB standard 842 regarding leases, noting that both agreements have cancellation provisions pursuant to which they may be terminated within one year, and concluded that it does not have an obligation to record a right to use asset or an offsetting lease obligation for either office agreement.

3. Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are Insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash Equivalents includes investments in money market funds as of December 31. 2020.

4. Accounts Receivable

The accounts receivable balance at December 31, 2020 was $90,956. This consists mainly of fees receivable from buyers and sellers of limited partnership interests in private funds. The collectability of receivable balances is regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the counterparty, and current economic industry trends. If it is determined that a counterparty will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2020, as it believes that all accounts receivable will be collected.

5. Provision for Income Taxes

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

Uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2016, 2017, 2018, and 2019. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions.

6. Related Party Transactions

The Company has an affiliate service agreement with Holdings (the "ASA"), whereby expenses are shared based upon an allocation methodology as prescribed in the agreement. Under the ASA, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. The Company also has a service level agreement (the "SLA") with Holdings due to an integration of human resources and payroll entirely to Holdings. The Company contracted human resources and payroll support under the SLA beginning January 1, 2013. These expenses are routinely paid to Holdings throughout the year with any outstanding balance being reported as a payable due to related parties on the statement of financial condition. As of December 31, 2020, the Company had an outstanding balance due to Holdings in the amount of $17,269, which is reported on the statement of financial condition in due to related parties. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard

NYPPEX, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

compensation.

As with affiliates in general, there are various potential conflicts of interest including but not limited to those among the Company, Holdings and ACP.

7. Investments

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue.

At December 31, 2020, the Company owned warrants to purchase 5,518 common shares of Hydrofarm Holdings Group, Inc. ("Hydrofarm") that it considers Level 3 assets for fair value purposes (the "Hydrofarm Warrants"). Hydrofarm priced an initial public offering ("IPO") of its common shares in December 2020 and is now publicly traded (HYFM). At December 31, 2020, the carrying value of the Hydrofarm Warrants is $182,710 and was determined based on the closing price of HYFM at December 31, 2020, discounted for restricted marketability.

8. Employee Benefit Plans

The Company's retirement plan is a defined contribution plan under Section 401(k) of the Internal Revenue Service ("IRS") Code covering all qualified employees. Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. In prior years, the Company had elected to make contributions up to 3% of employee compensation (subject to a maximum contribution of $7,950 per employee); however, the Company elected to make no contributions during 2020. The retirement plan also features a discretionary profit-sharing plan, to which no contributions were made during the year ended December 31, 2020.

9. Legal and Regulatory Matters

In the normal course of business, the Company can be named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation, arising in connection with its activities as a global financial services institution. Certain of the actual or threatened legal actions can include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases can be bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. The Company's future legal expenses may fluctuate from period to period,

given the current environment regarding government investigations and private litigation affecting global financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement, or penalties.

Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief. There can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Although management believes its compliance standards for the Company are adequate, the Company cannot guaranty, nor does it imply any particular outcome in the future from actual or threatened litigation or from interactions with regulators.

ACP and certain affiliates are defendants in a complaint filed in December 2019 by the Attorney General of the State of New York (the "NYAG") alleging violations of New York's Martin Act, Executive Law Section 63(12), and other common law claims between 2008 and 2018 and seeking disgorgement of profits, payment of damages, and other relief. The Company was named as a relief defendant. On February 4, 2021, the Supreme Court of the State of New York released a decision finding the defendants jointly and severally liable for disgorgement of $7,800,000 ("the NYAG Decision"). The Company, along with all other defendants and relief defendants, will be appealing the decision. It is the defendants' position that the court erred both on the facts and the law. The defendants continue to vehemently deny the allegations. The Company specifically notes that as a relief defendant, there were no allegations against NYPPEX, LLC specifically, and the court did not specifically find any wrongdoing or culpable conduct by NYPPEX, LLC in its decision. The Company continues to believe it has no contingent liability relating to this matter, because no money sourced from ACP X was ever transferred into NYPPEX, LLC. The Company's management believes the ultimate resolution of this matter will not result in a material disgorgement of Company funds.

10. Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraphs k(2)(i). The Company carries no customer accounts, promptly transmits all customer funds and delivers all securities received and does not otherwise hold funds or securities for or owe money or securities to customers.

NYPPEX, LLC

NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2020

---

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $56,447, which exceeded the minimum requirement of $5,000 by $51,447. The Company's ratio of aggregate indebtedness to net capital was 62.06%.

12. Subsequent Events

Distribution

On January 11, 2021, the Company assigned ownership of the Hydrofarm Warrants to its Parent. The assignment was accounted for as a distribution of capital.

The NYAG Decision

Since the NYAG Decision, the Company's clients have expressed concerns about continuing to do business with the Company until the results of the appeal are known. Although the Company has sufficient cash and regulatory capital to survive a temporary loss of revenue, a sustained or permanent loss of revenue would create doubt about the Company's ability to continue as a going concern. In the event of a sustained period of lost revenues, the Company's management and parent NYPPEX Holdings, LLC expect to manage cash and liquidity needs through expense reductions and the issuance of equity or debt securities or loans sufficient to enable the Company to continue as a going concern.

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.